Exhibit 12.1

	For the three months ended March 31,	Year ended December 31,
	2012	2007	2008	2009	2010	2011
	(millions of euro, except ratios)
Earnings:
Profit before tax from continuing operations	1,212	10,684	10,915	10,387	13,901	6,488
Share of (profit) loss of associates	481	(140)	161	(47)	(76)	635
Dividends from joint ventures and associates	—	218	65	58	97	45
Fixed charges (see below)	970	3,554	3,648	3,581	3,329	3,609
Capitalized interest, net of amortization	—	3	3	3	2	2

Earnings	2,663	14,319	14,792	13,982	17,253	10,779

Fixed charges:

Finance cost, including amortization of debt expense and similar charges	970	3,554	3,648	3,581	3,329	3,609
Capitalized interest	—	—	—	—	—	—

Total fixed charges	970	3,554	3,648	3,581	3,329	3,609

Ratio of earnings to fixed charges	2.7	4.0	4.1	3.9	5.2	3.0

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of profit before tax from continuing operations, plus share of profit or loss of associates, dividends from joint ventures and associates, fixed charges and capitalized interest net of amortization. Fixed charges consist of finance costs, including amortization of debt expense and similar charges, and capitalized interest.